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08026618

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EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8-49291

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER TABAK ROBERTS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joel Miller 212-867-5546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/18/08
JD

OATH OR AFFIRMATION

I, Joel Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Tabak Roberts Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC, State of New York
31-4845964, Qualified in Suffolk Co
Certificate Filed in New York Co
Commission Expires 01-31-2010

Notary Public

Signature

Member of the Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

MILLER TABAK ROBERTS SECURITIES, LLC

December 31, 2007

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Members of
Miller Tabak Roberts Securities, LLC

We have audited the accompanying statement of financial condition of Miller Tabak Roberts Securities, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Tabak Roberts Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 - 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 15, 2008

) Broad Street
5th Floor
ew York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

Miller Tabak Roberts Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 1,060,293
Due from brokers and dealers	13,850,897
Securities owned, at market value	3,140,853
Fixed assets, net of accumulated depreciation and amortization of $312,325	304,948
Other assets	559,727
Total assets	$18,916,718

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 3,148,102
Accrued compensation and other liabilities	5,913,749
	9,061,851
Members' equity	9,854,867
Total liabilities and members' equity	$18,916,718

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2007

Revenues	
Net realized and unrealized gains on trading activities	$29,182,891
Commissions	3,136,452
Dividends, interest and other	584,808
	32,904,151
Expenses	
Employee compensation and benefits	22,478,146
Communications and technology	2,485,048
Clearance and floor brokerage fees	1,236,342
Occupancy	813,078
Professional and consulting fees	393,398
Shared administrative and clerical personnel	829,525
Business development	400,254
Interest expense	25,832
Taxation expense	164,156
Other	585,765
	29,411,544
NET INCOME	$ 3,492,607

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2007

Balance at December 31, 2006	$6,362,260
Net income	3,492,607
Distributions to members	-
Balance at December 31, 2007	$9,854,867

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2007

Balance at December 31, 2006	$ 1,000,000
Issuances	-
Repayments	(1,000,000)
Balance at December 31, 2007	$ -

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 3,492,607
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization of fixed assets	148,387
Stock-based compensation	33,360
Decrease (increase) in assets	
Due from brokers and dealers	(2,960,696)
Securities owned, at market value	3,552,876
Other assets	(246,225)
Increase (decrease) in liabilities	
Securities sold, not yet purchased, at market value	(2,626,469)
Accrued compensation and other liabilities	38,477
Net cash provided by operating activities	1,432,317
Cash flows from investing activities	
Purchases of fixed assets	(90,258)
Net cash used in investing activities	(90,258)
Cash flows from financing activities	
Repayment of subordinated notes	(1,000,000)
Net cash used in financing activities	(1,000,000)
Net increase in cash and cash equivalents	342,059
Cash and cash equivalents at beginning of year	718,234
Cash and cash equivalents at end of year	$ 1,060,293
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Interest	$ 50,000
Taxes	$ 115,395

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A - ORGANIZATION

Miller Tabak Roberts Securities, LLC ("MTR" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). MTR Capital Corp., a New York corporation, is the parent, which owns 76.2% of the Company and acts as the managing member. Profits, losses and distributions are allocated among the members on a pro rata basis based on ownership interests. MTR is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible and emerging market debt) as well as trading in distressed and bankrupt securities.

The Company clears its securities transactions on a fully disclosed basis through Bear Stearns Securities Corp. (the "Clearing Broker").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value with the unrealized profit or loss reflected in net realized and unrealized gains on trading activities in the statement of operations. Market value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon prices quoted by unaffiliated market makers that regularly trade similar securities. Interest income is recorded on an accrual basis. Dividend income is recorded at the ex-dividend date.

The fair values of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the statement of financial condition.

The Company considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include cash in banks and investments in overnight money market funds.

NOTE B (continued)

Office furniture, equipment and other assets are depreciated on a straight-line basis over their estimated useful lives, from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful life or the term of the related lease.

In September 2006, SFAS No. 157, "Fair Value Measurements," was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management does not believe the adoption of SFAS No. 157 will have a material impact on the Company's financial statement disclosures.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. On February 1, 2008, the FASB decided to defer the effective date of FIN 48, for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's financial condition or statement of operations.

NOTE C - DUE FROM BROKERS AND DEALERS

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions and deposits with the Clearing Broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2007, the Company had no margin debt.

NOTE D - NET CAPITAL

MTR is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness ($5,909,653 as of December 31, 2007) or $100,000. At December 31, 2007, MTR had net capital of $7,929,811, which was $7,535,835 in excess of the amount required.

NOTE D (continued)

Proprietary accounts held at the Clearing Broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the Clearing Broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the SEC's Net Capital Rule. On January 4, 2008, MTR distributed $2,418,945 in equity earnings after due notifications were submitted.

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consisted of the following:

	December 31, 2007
Securities owned, at market value	
Corporate bonds	$2,958,016
Equity securities	182,837
	$3,140,853
Securities sold, not yet purchased, at market value	
Corporate bonds	$2,955,163
Equity securities	192,939
	$3,148,102

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

From time to time, MTR may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that MTR, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

MTR continuously monitors its transactions with off-balance-sheet risk.

At December 31, 2007, substantially all of the Company's cash and cash equivalents, due from brokers and dealers and securities owned are held at the Clearing Broker and therefore are subject to the credit risk of the Clearing Broker. This risk is mitigated by the fact that all accounts at the Clearing Broker are fully protected by an excess securities bond issued by a major insurance provider.

The Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), provides accounting and disclosure requirements for certain guarantees. In this regard, MTR has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2007.

NOTE G - CONTINGENCIES

From time to time in the normal course of business, the Company may be a party to various litigation matters. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE H - COMMITMENTS

The Company is committed to pay rent for office spaces under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments under operating lease agreements are as follows:

2008	$ 738,783
2009	681,522
2010	681,522
2011	453,608
2012	51,652
Thereafter	8,609
	$2,615,696

Rent expenses for the year ended December 31, 2007 were $649,987.

NOTE I - RELATED PARTY TRANSACTIONS

Effective January 1, 2006, Miller Tabak & Co. ("MT") (a minority investor in MTR) and MTR entered into a cost sharing arrangement whereby MTR and MT agreed to share the cost of certain administrative services and employees. Under this arrangement, the Company compensates MT for the costs associated with certain shared employees and services. These employees are primarily responsible for providing technology, telecommunications, reception and messenger services.

For the year ended December 31, 2007, the Company incurred shared expenses of $829,525.

NOTE J - INCOME TAXES

The Company is not subject to Federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax and Texas Corporation Franchise Tax and New York City Commercial Rent Tax.

NOTE K - SUBORDINATED NOTES

Subordinated loans which matured on July 17, 2007 were repaid. The total interest expense related to these subordinated borrowings was $25,832 for the year ended December 31, 2007.

SUPPLEMENTARY INFORMATION

Miller Tabak Roberts Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Total members' equity	$9,854,867	
Subordinated notes	-	$9,854,867
Non-allowable assets		
Non-marketable securities	569,955	
Other	845,943	
Total non-allowable assets		1,415,898
Net capital before haircuts on securities positions		8,438,969
Haircuts on securities positions		
Debt securities	373,860	
Other securities	125,319	
Balances denominated in foreign currencies	9,979	
Total haircuts on securities positions		509,158
Net capital		7,929,811
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $5,909,653 or $100,000)		393,976
Excess net capital		$7,535,835
Ratio of aggregate indebtedness to net capital		.75 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Part IIA Focus Report as of December 31, 2007.

Miller Tabak Roberts Securities, LLC

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER SEC RULE 15c3-3

December 31, 2007

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

SUPPLEMENTARY REPORT

Grant Thornton

ıntants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Miller Tabak Roberts Securities, LLC

In planning and performing our audit of the financial statements of Miller Tabak Roberts Securities, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Broad Street
h Floor
v York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

ant Thornton LLP
member of Grant Thornton International

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 15, 2008

END